# SEC Schedule 13G/A (Amendment No. 30) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paramount Global, CIK 0000813828
CUSIP: 92556H107
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1515 BROADWAY, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001999371-24-002342
Filed by CIK 0000913264

## Reporting persons
- SPV-NAIEH LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,985,164; sole dispositive power 0; shared dispositive power 4,985,164; aggregate amount beneficially owned 4,985,164 (12.2% of the class)
- NAI Entertainment Holdings LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,654,787; sole dispositive power 0; shared dispositive power 9,654,787; aggregate amount beneficially owned 9,654,787 (23.7% of the class)
- National Amusements, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); sole voting power 0; shared voting power 31,500,087; sole dispositive power 0; shared dispositive power 31,500,087; aggregate amount beneficially owned 31,500,087 (77.4% of the class)
  Comment: Includes shares owned by NAI Entertainment Holdings LLC and SPV-NAIEH LLC.
- Sumner M. Redstone National Amusements Part B General Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 31,500,087; sole dispositive power 0; shared dispositive power 31,500,087; aggregate amount beneficially owned 31,500,087 (77.4% of the class)
  Comment: Includes shares owned by SPV-NAIEH LLC, NAI Entertainment Holdings LLC and shares owned by National Amusements, Inc.

## Item 1. Issuer
Name of issuer: Paramount Global
Address of issuer's principal executive offices: 1515 BROADWAY, NEW YORK, NY, 10036

## Item 2. Person Filing
Name of person filing: This Statement is being jointly filed by SPV-NAIEH LLC ("SPV"), National Amusements, Inc. ("NAI"), NAI Entertainment Holdings LLC ("NAI EH"), and Sumner M. Redstone National Amusements Part B General Trust ("General Trust"). SPV is a wholly-owned direct subsidiary of NAI EH, which is a wholly-owned direct subsidiary of NAI. NAI is controlled by the General Trust, which owns 80% of the voting interest of NAI. NA Administration, LLC is the corporate Trustee of the General Trust and acts by majority vote of seven voting directors (subject to certain exceptions), including with respect to the NAI shares held by the General Trust.
Address of principal business office or, if none, residence: The principal business address of SPV, NAI, and NAI EH, is 846 University Avenue, Norwood, MA 02062. The principal business address of the General Trust is 275 Veronica Lane, Suite 300, Jackson, WY 83002.
Citizenship: The state of incorporation of NAI is Maryland; the state of organization of SPV and NAI EH is Delaware; and the state of organization of the General Trust is Florida.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 of each cover page.
Percent of class:
See responses to Item 11 of each cover page.

This calculation is based on a total of 40,702,683 shares of Class A Common Stock outstanding as of November 6, 2024 based on information provided by the Issuer.
Sole power to vote or to direct the vote: See responses to Item 5 of each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

## Signatures
- SPV-NAIEH LLC: /s/ Tad Jankowski, Tad Jankowski/Vice President (02/14/2025)
- NAI Entertainment Holdings LLC: /s/ Tad Jankowski, Tad Jankowski/Vice President (02/14/2025)
- National Amusements, Inc.: /s/ Tad Jankowski, Tad Jankowski/Vice President (02/14/2025)
- Sumner M. Redstone National Amusements Part B General Trust: /s/ Tyler Korff, Tyler Korff/Director (02/14/2025)